Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three & Six Months Ended June 30, 2026

Maroussi, Greece, August 31, 2026 – Pyxis Tankers Inc. (Nasdaq Cap Mkts: PXS), (the “Company”, “we”, “our”, “us” or “Pyxis Tankers”), an international diversified shipping company, today announced unaudited results for the three and six months ended June 30, 2026.

For the three months ended June 30, 2026, our revenues, net, were $12.1 million, compared to $9.2 million for the same period in 2025. During the second quarter of 2026, our time charter equivalent (“TCE”) revenues were $11.5 million, an increase of $2.7 million, or 30.4%, over the comparable period in 2025. Our net income attributable to common shareholders for the second quarter ended June 30, 2026, was $2.8 million, compared to a net loss of $2.0 million for the same period in 2025. For the second quarter of 2026, net income per common share was $0.27 basic and diluted, compared to a net loss per common share of $0.19 basic and diluted for the same period in 2025. Our adjusted EBITDA for the three months ended June 30, 2026, was $6.5 million, an increase of $5.3 million over the comparable period in 2025. Please see “Non-GAAP Measures and Definitions” below.

Our Chairman & CEO, Valentios Valentis, commented:

Strongest Quarter in Seven Quarters

“We are pleased to report our strongest quarterly performance in the last seven quarters, with fleet-wide TCE earnings increasing by approximately 24% year-over-year and adjusted EBITDA rising to $6.5 million. This improvement reflected high fleet utilization, disciplined commercial execution and stronger contributions from both our dry-bulk and product tanker fleets.

Our dry-bulk fleet was a particularly important contributor to the quarter’s performance, achieving an average daily TCE rate of $20,245, approximately 58% higher than in the comparable period last year. Market conditions strengthened during the quarter as grain and coal trades, longer-haul Atlantic-to-Asia routes and changing commodity-sourcing patterns supported tonne-mile demand. Looking ahead, gas-to-coal switching, potential post-conflict reconstruction activity and the effects of El Niño could provide further support to the freight market.

Our MR tanker fleet also performed well, achieving 100% utilization during the quarter. Product tanker markets experienced an exceptional quarter, driven by geopolitical disruption and related trade inefficiencies. While we expect part of the second-quarter freight premium to moderate as conditions normalize, we believe the sector should continue to benefit from elevated refinery margins, trade dislocation, longer-haul trade routes and inventory replenishment. As certain charters approach expiration, prevailing market conditions may provide opportunities to further enhance fleet earnings. Nevertheless, rising vessel values, a growing orderbook and accelerating fleet deliveries warrant a measured outlook.

We were also pleased that the “Pyxis Karteria” safely transited the Strait of Hormuz on June 23, 2026. The safety of our crew and vessel remained our highest priority throughout the regional disruption, and we are grateful for the professionalism of the crew, our managers and all parties involved. The vessel subsequently completed its in-water intermediate survey, minimizing off-hire, and remains employed under its existing fixed-rate time charter.

Our financial position remains a significant competitive advantage. With approximately $103 million of total liquidity (including cash and cash equivalents and amounts available under our existing debt facilities) and low net leverage at quarter-end, we have the financial flexibility to pursue attractive opportunities. We will continue to evaluate selective and accretive growth opportunities as they arise, but we intend to remain patient and highly disciplined in our capital allocation decisions. Any investment must meet our return thresholds, enhance long-term shareholder value and compare favorably with alternative uses of capital. In the current asset-price environment, maintaining this discipline is particularly important. We will continue to prioritize safe operations, disciplined execution, balance-sheet strength and long-term shareholder value creation.”

1

Forward Fixture Update

All of our MR tankers and dry-bulk carriers are currently employed under short and medium-term charters. As of August 31, 2026, our overall fleet had contracted employment for approximately 87% of its available days in the third quarter of 2026, at an average estimated TCE rate of approximately $22,250 per day. Our MR tanker fleet had contracted employment for 100% of its available days in the third quarter of 2026, at an average estimated TCE rate of approximately $22,000 per day. As of the same date, our dry-bulk fleet had contracted employment for approximately 75% of its available days in the third quarter of 2026, at an average estimated TCE rate of approximately $22,600 per day.

Operational Update

On June 23, 2026, the M/T “Pyxis Karteria” safely transited the Strait of Hormuz. Throughout the regional disruption, the vessel remained employed under her existing fixed-rate time charter and continued to operate safely in accordance with the charterer’s instructions.

Subsequent to the end of the second quarter, the M/T “Pyxis Karteria” completed her intermediate survey, resulting in approximately 7.5 off-hire days. The M/V “Konkar Ormi” is scheduled to undergo her special survey in October 2026.

Results for the three months ended June 30, 2026 and 2025

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited interim consolidated Statements of Comprehensive Income/(Loss) below. Amounts are presented in millions of U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted.

For the three months ended June 30, 2026, we reported revenues, net, of $12.1 million, representing a 32.6% increase from $9.2 million in the comparable 2025 period. Our net income attributable to common shareholders was $2.8 million, compared to a net loss of $2.0 million for the same period in 2025. Net income per common share for the three months ended June 30, 2026 was $0.27, basic and diluted, compared to a net loss per common share of $0.19, basic and diluted for the same period in 2025. The weighted average number of common shares outstanding, basic and diluted, decreased to approximately 10.2 million during the three months ended June 30, 2026, due to the common share buyback program, which commenced in December 2025. Operationally, our MR tankers achieved an average TCE rate of $21,899 per day, a 5.9% increase from $20,686 during the three months ended June 30, 2025, reflecting higher charter rates in the product tanker sector. Our dry-bulk carriers recorded an average daily TCE rate of $20,245, 57.7% higher than $12,840 in the same period in 2025, driven by strengthening chartering conditions in the dry-bulk market, partially offset by negative bunker price differentials realized upon charter redeliveries and deliveries of our dry-bulk fleet. In the second quarter of 2026, all revenue from our MR tanker and dry-bulk fleets was generated under short and medium-term time charters. We operated an average of three MR tankers and three dry-bulk carriers in both periods. Adjusted EBITDA increased by $5.3 million to $6.5 million in the second quarter of 2026 from $1.2 million for the same period in 2025.

Results for the six months ended June 30, 2026 and 2025

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited interim consolidated Statements of Comprehensive Income/(Loss) below. Amounts are presented in millions of U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted.

2

For the six months ended June 30, 2026, we reported revenues, net of $22.1 million, an increase of $3.3 million, or 17.9%, from $18.8 million in the comparable period of 2025. Our net income attributable to common shareholders was $5.2 million, compared to a net loss attributable to common shareholders of $1.2 million for the same period in 2025. Net income per common share was $0.51, basic and diluted, compared to a net loss per common share of $0.12, basic and diluted, for the same period in 2025. During the six months ended June 30, 2026, our MR tankers were employed for 491 days under short-term time charters and 50 days in the spot market. The MR fleet achieved an average daily TCE rate of $20,435 and utilization of 99.6%, compared to an average daily TCE rate of $22,049 and utilization of 94.7%, respectively, in the same period in 2025. During the six months ended June 30, 2026, our dry-bulk carriers were employed entirely under short-term time charters. The dry-bulk fleet achieved an average daily TCE rate of $19,672 and utilization of 96.7%, compared to $12,919 and 90.8%, respectively, in the same period in 2025. We operated an average of three MR tankers and three dry-bulk carriers in both periods. Adjusted EBITDA for the six months ended June 30, 2026 increased by $7.1 million to $11.9 million, compared to $4.7 million in the same period in 2025.

Tanker fleet		Three months ended June 30, [1]		Six months ended June 30, [1]
(Amounts in thousands of U.S. dollars, except for daily TCE rates		2025	2026	2025	2026
which are presented in U.S. dollars per day)
MR Revenues, net		$5,920	6,143	12,353	12,008
MR Voyage related costs and commissions, net		(273)	(164)	(1,020)	(953)
MR Time Charter Equivalent revenues [1]		$5,647	5,979	11,333	11,055

MR Total operating days		273	273	514	541
MR Daily Time Charter Equivalent rate [1]	$/d	20,686	21,899	22,049	20,435
Average number of MR vessels		3.0	3.0	3.0	3.0

Dry-bulk fleet		Three months ended June 30, [1]		Six months ended June 30, [1]
(Amounts in thousands of U.S. dollars, except for daily TCE rates		2025	2026	2025	2026
which are presented in U.S. dollars per day)
Dry-bulk Revenues, net		$3,231	5,991	6,403	10,102
Dry-bulk Voyage related costs and commissions, net		(86)	(505)	(551)	226
Dry-bulk Time Charter Equivalent revenues [1]		$3,145	5,486	5,852	10,328

Dry-bulk Total operating days		245	271	453	525
Dry-bulk Daily Time Charter Equivalent rate [1]	$/d	12,840	20,245	12,919	19,672
Average number of Dry-bulk vessels		3.0	3.0	3.0	3.0

Total fleet		Three months ended June 30, [1]		Six months ended June 30, [1]
(Amounts in thousands of U.S. dollars, except for daily TCE rates		2025	2026	2025	2026
which are presented in U.S. dollars per day)
Revenues, net		$9,151	12,134	18,756	22,110
Voyage related costs and commissions, net		(359)	(669)	(1,571)	(727)
Time Charter Equivalent revenues [1]		$8,792	11,465	17,185	21,383

Total operating days		518	544	967	1,066
Daily Time Charter Equivalent rate [1]	$/d	16,975	21,075	17,772	20,059
Average number of vessels		6.0	6.0	6.0	6.0

1 Subject to rounding, please see “Non-GAAP Measures and Definitions” below.

3

Management’s Discussion & Analysis of Financial Results for the Three Months Ended June 30, 2026 and 2025

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited interim consolidated Statements of Comprehensive Income/(Loss) below. Amounts are presented in millions of U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted.

Revenues, net: Revenues, net, were $12.1 million for the three months ended June 30, 2026, representing an increase of $3.0 million, or 32.6%, from $9.2 million in the comparable period in 2025. The increase in revenues, net, primarily reflected higher dry-bulk charter rates and utilization, as well as higher MR charter rates. In the second quarter of 2026, our average daily TCE rate for our MR fleet was $21,899, a $1,213 per day increase from $20,686 for the same period in 2025. The increase in the MR fleet average daily TCE rate reflected higher charter rates compared to the same period in 2025. MR fleet utilization was 100.0% in both periods. For our dry-bulk fleet, the average daily TCE rate in the second quarter of 2026 was $20,245, a $7,405 per day increase from $12,840 for the same period in 2025. The increase in the dry-bulk fleet average daily TCE rate primarily reflected higher charter rates, partially offset by the negative impact of bunker price differentials recognized in voyage related costs and commissions upon charter redeliveries and deliveries of our dry-bulk fleet. Dry-bulk fleet utilization was 99.3%, compared to 93.2% in the same period in 2025. Total fleet ownership days in each of the second quarters of 2026 and 2025 were 546, or an average of 6.0 vessels.

Voyage related costs and commissions, net: Voyage related costs and commissions, net, of $0.7 million in the second quarter of 2026 represented an increase of $0.3 million, or 86.4%, from $0.4 million in the same period in 2025. This increase was driven primarily by the negative impact of bunker price differentials realized upon charter redeliveries and deliveries, which contributed to voyage related costs and commissions of $0.5 million for our dry-bulk fleet, compared to $0.1 million in the respective prior-year period. This increase was partially offset by a $0.1 million decrease in voyage related costs and commissions for our MR fleet. Under time charters, substantially all voyage expenses are typically borne by the charterer rather than the Company.

Vessel operating expenses: Vessel operating expenses were $3.8 million for the three months ended June 30, 2026, an increase of $0.4 million, or 11.5%, from $3.4 million in the same period in 2025. Total vessel ownership days for the three months ended June 30, 2026 and 2025 were the same, accordingly, vessel operating expenses increased on a per ownership day basis to approximately $6,925 per day from approximately $6,213 per day. The increase primarily reflected higher operating expenses for our dry-bulk fleet, including the timing of certain maintenance and spares expenses, partially offset by a decrease in daily vessel operating expenses for our MR fleet to $7,239 from $7,520 in the respective prior-year period.

General and administrative expenses: General and administrative expenses of $0.7 million for the second quarter of 2026 represented a decrease of $3.0 million, or 80.2%, from $3.7 million in the same period in 2025. The decrease was primarily due to the absence in the current period of a one-time bonus of $3.0 million in respect of prior years’ performance, which was approved in June 2025 and paid to Pyxis Maritime Corp. (“Maritime”), our tanker ship management company. Administrative fees payable to Maritime in the second quarter of 2026 included the annual inflation adjustment of 2.48%, based on the inflation rate in Greece for 2025.

Management fees: For the three months ended June 30, 2026, management fees charged by Maritime and Konkar Shipping Agencies S.A. (“Konkar Agencies”), our dry-bulk ship manager, both affiliates of Mr. Valentis, our Chairman and Chief Executive Officer, and by International Tanker Management Ltd. (“ITM”), the unaffiliated technical manager of our MRs, remained stable at $0.5 million compared to the same period in 2025.

Amortization of special survey costs: Amortization of special survey costs remained stable at $0.2 million for the quarter ended June 30, 2026, compared to the same period in 2025. The amortization charge primarily reflected the capitalized dry-docking and special survey expenditures associated with the Company’s vessels.

Depreciation: Depreciation remained substantially unchanged at $1.9 million for the quarter ended June 30, 2026 compared to the same period in 2025.

4

Interest and finance costs: Interest and finance costs for the quarter ended June 30, 2026 were $1.3 million, representing a decrease of $0.2 million, or 11.5%, compared to $1.5 million for the same period in 2025. This decrease was primarily driven by lower Term SOFR-based interest rates and reduced margins on certain floating rate bank debt, partially offset by higher average debt balances following the additional amounts drawn in connection with the December 2025 refinancing of the secured loans for the “Pyxis Lamda” and “Pyxis Theta”. The lower margins resulted from the January 2026 amendments to the existing secured loans for the “Pyxis Karteria,” “Konkar Ormi” and “Konkar Venture,” which reduced the applicable margin over Term SOFR to 1.80% from a range of 2.15% to 2.70%, and the December 2025 refinancing of the secured loans for the “Pyxis Lamda” and “Pyxis Theta,” which reduced the applicable margin over Term SOFR to 1.90% from 2.40%.

Interest income: Interest income of $0.5 million earned during the quarter ended June 30, 2026, increased slightly by $0.1 million, primarily due to higher average time deposit balances compared to the same period in 2025.

Income attributable to non-controlling interests: Income attributable to the non-controlling interest holders (the “NCI”) for the quarter ended June 30, 2026, was $0.8 million, compared to income of $0.1 million for the same period in 2025. This amount reflects the share of results attributable to the NCI in the two joint ventures that own the dry-bulk carriers “Konkar Ormi” and “Konkar Venture”.

Management’s Discussion & Analysis of Financial Results for the Six Months ended June 30, 2026 and 2025

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited interim consolidated Statements of Comprehensive Income/(Loss) below. Amounts are presented in millions of U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted.

Revenues, net: Revenues, net, of $22.1 million for the six months ended June 30, 2026 represented an increase of $3.3 million, or 17.9%, from $18.8 million in the comparable period of 2025. The increase in revenues, net, primarily reflected higher dry-bulk charter rates and higher fleet utilization, partially offset by lower MR charter rates. In the first half of 2026, our average daily TCE rate for our MR fleet was $20,435, a $1,614 per day decrease from $22,049 for the same period in 2025. The decrease in the MR fleet average daily TCE rate reflected lower charter rates, partially offset by higher utilization of 99.6%, compared to 94.7% in the same period of 2025. MR operating days increased to 541 in the first half of 2026 from 514 in the same period of 2025. On the other hand, in the first half of 2026, our dry-bulk average daily TCE rate was $19,672, a $6,753 per day increase from $12,919 for the same period in 2025. This increase was due to higher dry-bulk charter rates and higher utilization of 96.7%, compared to 90.8% in the same period of 2025. Total fleet ownership days in the first half of 2026 were 1,086, or an average of 6.0 vessels, unchanged from 1,086 days, or an average of 6.0 vessels, for the same period of 2025.

Voyage related costs and commissions, net: Voyage related costs and commissions, net of $0.7 million in the first half of 2026 represented a decrease of $0.9 million, or 53.7%, from $1.6 million in the same period of 2025. The decrease was primarily attributable to lower spot voyage charter employment for our MR fleet and the net positive impact of bunker price differentials realized upon charter redeliveries and deliveries for our dry-bulk fleet, partially offset by higher commissions, primarily due to higher charter revenues. Under spot charters, all voyage expenses are typically borne by us rather than the charterer, therefore, lower spot employment generally results in lower voyage related costs.

Vessel operating expenses: Vessel operating expenses of $7.1 million for the six-month period ended June 30, 2026 represented an increase of $0.1 million, or 2.1%, from $7.0 million in the same period of 2025. Total vessel ownership days remained unchanged at 1,086, accordingly, vessel operating expenses increased on a per ownership day basis to approximately $6,553 per day from approximately $6,414 per day. The increase primarily reflected higher operating expenses for our dry-bulk fleet, including the timing of certain maintenance and spares expenses, partially offset by a decrease in daily vessel operating expenses for our MR fleet to $7,325 from $7,421 in the respective prior-year period.

5

General and administrative expenses: General and administrative expenses of $1.5 million for the six-month period ended June 30, 2026 represented a decrease of $3.1 million, or 68.2%, from $4.6 million in the same period of 2025. The first half of 2025 included a one-time bonus of $3.0 million in respect of prior years’ performance, which was approved in June 2025 and paid to Maritime. Excluding this item, general and administrative expenses remained relatively consistent with the prior-year period. Administrative fees payable to Maritime in 2026 also reflected the annual inflation adjustment of 2.48%, based on the inflation rate in Greece for 2025.

Management fees: For the six months ended June 30, 2026, management fees charged by Maritime, Konkar Agencies and ITM increased slightly by less than $0.1 million to $1.0 million from $0.9 million in the same period of 2025. The increase was primarily driven by the annual inflation adjustment of 2.48%, based on the inflation rate in Greece for 2025, applied to the fees charged by the two affiliated ship managers.

Amortization of special survey costs: Amortization of special survey costs of $0.3 million for the six months ended June 30, 2026, represented an increase of $0.1 million, or 28.0%, compared to the same period in 2025. This increase primarily reflected the higher level of capitalized dry-docking and special survey expenditures for two dry-bulk vessels following their second special surveys completed in 2025. During the first quarter of 2025, “Konkar Venture” successfully completed her second special survey over 22 days. In addition, “Konkar Asteri” completed her second special survey, also in 22 days, by early April 2025, resulting in a higher amortizable balance and, consequently, a higher quarterly amortization charge.

Depreciation: Depreciation remained substantially unchanged at $3.8 million for the six-month period ended June 30, 2026 compared to the same period in 2025.

Interest and finance costs: Interest and finance costs for the six months ended June 30, 2026 were $2.6 million, representing a decrease of $0.3 million, or 10.7%, compared to $2.9 million in the same period of 2025. This reduction was primarily driven by lower Term SOFR-based interest rates and reduced margins on certain floating-rate bank debt, partially offset by higher average debt balances following the drawdown of additional amounts in connection with the December 2025 refinancing of the secured loans for the “Pyxis Lamda” and “Pyxis Theta”. The lower margins resulted from the January 2026 amendments to the secured loans relating to the “Pyxis Karteria,” “Konkar Ormi” and “Konkar Venture,” which reduced the applicable margins over Term SOFR to 1.80% from a range of 2.15% to 2.70%, and the December 2025 refinancing of the secured loans relating to the “Pyxis Lamda” and “Pyxis Theta,” which reduced the applicable margins over Term SOFR to 1.90% from 2.40%.

Interest income: Interest income of $1.0 million earned during the six months ended June 30, 2026, increased by $0.1 million compared to the same period in 2025, primarily due to higher average deposit balances.

Income attributable to non-controlling interests: Income attributable to the NCI for the six months ended June 30, 2026, was $0.9 million, compared to a loss of $0.2 million in the same period of 2025. This reflected the share of results attributable to the NCI in the joint ventures that own the bulkers “Konkar Ormi” and “Konkar Venture”.

6

Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss)

For the three months ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended June 30,
	2025	2026

Revenues, net	$9,151	$12,134

Expenses:
Voyage related costs and commissions, net	(359)	(669)
Vessel operating expenses	(3,392)	(3,781)
General and administrative expenses	(3,740)	(740)
Management fees, related parties	(345)	(354)
Management fees, other	(125)	(132)
Amortization of special survey costs	(167)	(170)
Depreciation	(1,889)	(1,890)
Operating (loss)/income	(866)	4,398

Other expenses:
Interest and finance costs	(1,467)	(1,299)
Interest income	423	480
Total other expenses, net	(1,044)	(819)

Net (loss)/income	$(1,910)	$3,579

Net income attributable to non-controlling interests	(93)	(764)
Net (loss)/income attributable to Pyxis Tankers Inc.	$(2,003)	$2,815

Net (loss)/income per common share, basic and diluted	$(0.19)	$0.27
Weighted average number of common shares, basic and diluted	10,413,365	10,241,483

7

Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss)

For the six months ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Six months ended June 30,
	2025	2026

Revenues, net	$18,756	$22,110

Expenses:
Voyage related costs and commissions, net	(1,571)	(727)
Vessel operating expenses	(6,965)	(7,111)
General and administrative expenses	(4,573)	(1,452)
Management fees, related parties	(686)	(704)
Management fees, other	(251)	(264)
Amortization of special survey costs	(264)	(338)
Depreciation	(3,752)	(3,759)
Operating income	$694	$7,755

Other expenses, net:
Interest and finance costs	(2,944)	(2,628)
Interest income	857	977
Total other expenses, net	(2,087)	(1,651)

Net (loss)/income	$(1,393)	$6,104

Net loss/(income) attributable to non-controlling interests	156	(867)
Net (loss)/income attributable to Pyxis Tankers Inc.	$(1,237)	$5,237

Net (loss)/income per common share, basic and diluted	$(0.12)	$0.51
Weighted average number of common shares, basic and diluted	10,417,915	10,290,343

8

Unaudited Interim Consolidated Balance Sheets

As of December 31, 2025 and June 30, 2026

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2025	June 30, 2026
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$35,555	$58,153
Short-term investment in time deposits	18,000	—
Inventories	536	555
Trade accounts receivable, net	2,007	3,361
Prepayments and other current assets	552	578
Total current assets	56,650	62,647

FIXED ASSETS, NET:
Vessels, net	133,319	129,628
Total fixed assets, net	133,319	129,628

OTHER NON-CURRENT ASSETS:
Restricted cash	1,350	1,350
Deferred dry-dock and special survey costs, net	2,093	1,755
Total other non-current assets	3,443	3,105
Total assets	$193,412	$195,380

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$7,967	$7,957
Trade accounts payable	1,495	1,622
Due to related parties	1,685	940
Hire collected in advance	597	1,434
Deferred charter hire revenue	—	456
Accrued and other liabilities	1,000	861
Total current liabilities	12,744	13,270

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	79,279	75,225
Deferred charter hire revenue, non-current	—	55
Total non-current liabilities	79,279	75,280

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; nil Series A Convertible Preferred Shares issued and outstanding as at December 31, 2025 and at June 30, 2026)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 11,216,546 shares issued and 10,418,859 shares outstanding as at December 31, 2025, and 11,215,546 shares issued and 10,239,194 shares outstanding as at June 30, 2026, respectively)	10	10
Additional paid-in capital	97,826	97,163
(Accumulated deficit)/Retained earnings	(2,676)	2,561
Total equity attributable to Pyxis Tankers Inc. and subsidiaries	95,160	99,734
Non-controlling interest	6,229	7,096
Total stockholders’ equity	101,389	106,830
Total liabilities and stockholders’ equity	$193,412	$195,380

9

Unaudited Interim Consolidated Statements of Cash Flows

For the six months ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars)

	Six months ended June 30,
	2025	2026
Cash flows from operating activities:
Net (loss)/income	$(1,393)	$6,104
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	3,752	3,759
Amortization of special survey costs	264	338
Amortization and write-off of deferred financing costs	115	109
Amortization of restricted common stock grants	142	—
Changes in assets and liabilities:
Inventories	455	(19)
Due to related parties	2,128	(745)
Trade accounts receivable	2,567	(1,353)
Prepayments and other current assets	313	(26)
Insurance claims receivable	(95)	—
Deferred dry-dock and special survey costs	(1,020)	(21)
Trade accounts payable	(611)	148
Hire collected in advance	1,191	837
Accrued and other liabilities and deferred charter hire revenue, current and non-current	(257)	371
Net cash provided by operating activities	$7,551	$9,502

Cash flows from investing activities:
Additions and improvements to existing vessels	(185)	(68)
Proceeds from maturities of short-term investments in time deposits, net	3,000	18,000
Net cash provided by investing activities	$2,815	$17,932

Cash flows from financing activities:
Repayment of long-term debt	(3,893)	(4,080)
Payment of financing costs	(1)	(93)
Common stock repurchases	(270)	(663)
Net cash used in financing activities	$(4,164)	$(4,836)

Net increase in cash and cash equivalents and restricted cash	6,202	22,598
Cash and cash equivalents and restricted cash at the beginning of the period	22,593	36,905
Cash and cash equivalents and restricted cash at the end of the period	$28,795	$59,503

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$2,897	$2,411
Unpaid portion of special survey cost	460	—
Unpaid portion of additions and improvements to existing vessels	$101	—

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Liquidity, Debt and Capital Structure

Our total funded debt, net of deferred financing costs, as of June 30, 2026 was $83.2 million. Pursuant to our loan agreements, as of June 30, 2026, we maintained $1.35 million of restricted cash in respect of fixed minimum deposit requirements under certain loan agreements. Cash and cash equivalents and restricted cash aggregated $59.5 million as of June 30, 2026. As of June 30, 2026, we had total liquidity of approximately $103 million, consisting of $58.2 million of cash and cash equivalents and $45.0 million of undrawn availability under a committed acquisition facility (“Hunting License”) that may be used to finance eligible vessel acquisitions, subject to the terms and conditions of the facility.

(Amounts in thousands of U.S. dollars)	December 31, 2025	June 30, 2026
Total funded debt, net of deferred financing costs	$87,246	83,182

Our weighted average interest rate on our total funded debt for the six months ended June 30, 2026 was 5.62%. Our next loan maturity is scheduled for September 2028, when an aggregate principal payment of $8.6 million, consisting of a scheduled installment of $0.3 million and a balloon payment of $8.3 million, will be due under the loan secured by the 2013-built “Pyxis Karteria”.

On May 27, 2026, we filed an initial registration statement on Form F-1 with the U.S. Securities and Exchange Commission relating to a proposed public offering of up to 920,000 of our 7.00% Series B Cumulative Redeemable Perpetual Convertible Preferred Shares, including the underwriters’ over-allotment option. We filed Amendment No. 1 and Amendment No. 2 to the registration statement on June 29, 2026 and July 23, 2026, respectively. The registration statement is currently under review by the U.S. Securities and Exchange Commission and has not yet become effective. The Series B Cumulative Redeemable Perpetual Convertible Preferred Shares covered thereunder may not be sold nor may offers to buy be accepted before effectiveness, and this release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Accordingly, no Series B Preferred Shares had been issued as of June 30, 2026 or the date hereof and thus, no offering proceeds were reflected in our June 30, 2026 balance sheet.

During the quarter ended June 30, 2026, we repurchased 17,445 common shares for an aggregate purchase price of $75,288, excluding brokerage commissions, at an average price of $4.32 per share. Since the commencement of the program, and through June 30, 2026, we have repurchased a total of 245,669 common shares for an aggregate purchase price, including brokerage commissions, of approximately $0.9 million under our authorized $3.0 million common share repurchase program. As of June 30, 2026, approximately $2.1 million remained available under the program, which expires in November 2026.

On June 30, 2026, we had a total of 11,215,546 common shares issued and 10,239,194 common shares outstanding, of which Mr. Valentis, our Chairman and Chief Executive Officer, beneficially owned 58.67%.

Subsequent Events

Subsequent to June 30, 2026 and through August 31, 2026, we repurchased an additional 30 common shares at an average price of $4.18 per share, excluding brokerage commissions. As a result, $2.1 million remains available under the current authorized share repurchase program. As of August 31, 2026, we had 10,239,164 common shares outstanding, of which Mr. Valentis, our Chairman and Chief Executive Officer, beneficially owned 58.7%.

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Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income, interest and finance costs, depreciation and amortization, and income taxes, if any, during a period. Adjusted EBITDA represents EBITDA as adjusted to exclude certain items that may not be indicative of our core operating performance in a given period, such as interest income, loss on debt extinguishment, gain or loss on financial derivative instruments, and gain or loss on sale of vessels. Such items may have occurred in the periods presented and may occur in future periods and, accordingly, may vary over time and may not recur. EBITDA and adjusted EBITDA are not measures recognized under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how our management evaluates operating performance. We also believe these non-GAAP measures are useful to management and investors because they highlight trends in our core operating performance and facilitate comparisons of our operating results across periods by excluding the impact of certain items that management does not consider indicative of our ongoing operating performance. Management uses EBITDA and Adjusted EBITDA, among other things, to evaluate the performance of our core operations, to assist in financial and operational decision-making, in preparing our annual operating budgets and forecasts and, in certain cases, in evaluating management performance for compensation purposes. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation or as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments,
●	changes in, or cash requirements for, our working capital needs, and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income/(loss), as reflected in the unaudited interim Consolidated Statements of Comprehensive Income/(Loss), to EBITDA and Adjusted EBITDA:

Reconciliation of net (loss)/income to EBITDA and adjusted EBITDA	Unaudited three months ended June 30,		Unaudited six months ended June 30,
(Amounts in thousands of U.S. dollars)	2025	2026	2025	2026

Net (loss)/income	$(1,910)	$3,579	$(1,393)	$6,104
Depreciation	1,889	1,890	3,752	3,759
Amortization of special survey costs	167	170	264	338
Interest and finance costs	1,467	1,299	2,944	2,628
EBITDA	$1,613	$6,938	$5,567	$12,829

Interest income	(423)	(480)	(857)	(977)
Adjusted EBITDA	$1,190	$6,458	$4,710	$11,852

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel during the relevant period. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which our vessels may be employed between the periods. We also believe that TCE revenues and daily TCE provide useful information to investors because they reflect the revenue we retain from voyages after deducting voyage related costs and commissions, net, thereby facilitating comparisons of our revenue performance across periods and against other companies, irrespective of differences in charter types, trading patterns and voyage expenses. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of our vessels. TCE revenues are calculated as revenues, net, less voyage related costs and commissions, net. We calculate daily TCE by dividing TCE revenues by operating days for the relevant period. Voyage related costs and commissions, net, primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, net of related credits or recoveries, including bunker price differentials realized upon charter redeliveries and deliveries. Port, canal and fuel costs would otherwise typically be paid by the charterer under a time charter contract. TCE revenues and daily TCE are not recognized measures under U.S. GAAP.

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Vessel operating expenses (“Opex”) represent the costs we incur to operate our vessels, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes, as well as repairs and maintenance. Opex per day represents vessel operating expenses attributable to vessels owned during the applicable period divided by ownership days in that period. We monitor both total Opex and Opex per day to assess and compare the underlying operating cost efficiency of our fleet across periods and vessels.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys, intermediate dry-dockings or vessel positioning for such reasons. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or intermediate dry-dockings, and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA, Opex per day and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for revenues, net, or net income/(loss). Our presentation of EBITDA, Adjusted EBITDA, Opex per day and daily TCE does not imply, and should not be construed as implying, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

(Amounts in U.S. dollars per day)		Unaudited three months ended June 30,		Unaudited six months ended June 30,
		2025	2026	2025	2026
Tanker Fleet:
Eco-Efficient MR2
	Daily TCE :	20,686	21,899	22,049	20,435
	Opex per day:	7,520	7,239	7,421	7,325
	Utilization % :	100.0%	100.0%	94.7%	99.6%
Average number of MR vessels		3.0	3.0	3.0	3.0

Dry-bulk Fleet:
	Daily TCE :	12,840	20,245	12,919	19,672
	Opex per day:	4,906	6,610	5,406	5,781
	Utilization % :	93.2%	99.3%	90.8%	96.7%
Average number of Dry-bulk vessels		3.0	3.0	3.0	3.0

Total Fleet:
	Daily TCE :	16,975	21,075	17,772	20,059
	Opex per day:	6,213	6,925	6,414	6,553
	Utilization % :	96.6%	99.6%	92.8%	98.2%
Average number of vessels		6.0	6.0	6.0	6.0

As of August 31, 2026, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and three dry-bulk vessels, “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture”. During 2025 and 2026, our vessels were employed under a mix of time charters and spot voyage charters.

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Company Presentation

A presentation of our results is available on our website (https://www.pyxistankers.com). However, none of the information contained on our website is incorporated into or forms a part of this release.

Pyxis Tankers Fleet (as of August 31, 2026)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate ($ per day)	Estimated Redelivery Date
Tanker fleet
Pyxis Lamda (2)	SPP / S. Korea	MR2	50,145	2017	Time	23,000	Sep – Dec 2026
Pyxis Theta (3)	SPP / S. Korea	MR2	51,795	2013	Time	25,000	Jul – Sep 2027
Pyxis Karteria (4)	Hyundai / S. Korea	MR2	46,652	2013	Time	19,500	Aug – Nov 2026
			148,592
Dry-bulk fleet
Konkar Ormi (5)	SKD / Japan	Ultramax	63,520	2016	Time	19,500	Sep 2026
Konkar Asteri (6)	JNYS / China	Kamsarmax	82,013	2015	Time	23,000	Sep 2026
Konkar Venture (7)	JNYS / China	Kamsarmax	82,099	2015	Time	22,250	Aug - Sep 2026
			227,632

1) These tables present gross rates in U.S.$ and do not reflect any commissions payable.

2) “Pyxis Lamda” is fixed on a time charter for 12 months -40/+60 days, at $23,000 per day.

3) “Pyxis Theta” is fixed on a time charter for 18 months -30/+30 days, at an average rate of approximately $25,000 per day, comprising $35,000 per day for the first two months and $23,750 per day thereafter.

4) “Pyxis Karteria” is fixed on a time charter for 12 months -30/+60 days, at $19,500 per day.

5) “Konkar Ormi” is fixed on a time charter for 30–35 days, at $19,500 per day.

6) “Konkar Asteri” is fixed on a time charter for 90–100 days, at $23,000 per day.

7) “Konkar Venture” is fixed on a time charter for 90–100 days, at $22,250 per day.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of six mid-sized eco-vessels, which are engaged in the seaborne transportation of a broad range of refined petroleum products and dry-bulk commodities and consists of three MR product tankers, one Kamsarmax bulk carrier and controlling interests in two dry-bulk joint ventures of a sister-ship Kamsarmax and an Ultramax. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: https://www.pyxistankers.com. The information on or accessible through the Company’s website is not incorporated into and does not form a part of this release.

Forward Looking Statements

This press release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals, financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, on our financial condition and operations as well as the nature of the product tanker and dry-bulk industries, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company is reliant on certain independent and affiliated managers for its operations, including most recently an affiliated private company, Konkar Shipping Agencies, S.A., for the management of its dry-bulk vessels. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including, without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi, 15125 Greece

info@pyxistankers.com

Visit our website at https://www.pyxistankers.com

Company Contact

Fotis Giannakoulis

Chief Financial Officer

Tel: +1 917 291 7142 / +30 (210) 638 0200

Email: ir@pyxistankers.com

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